Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 18 DATED JUNE  27, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our asset acquisitions.

Asset Acquisitions

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Ashland Apartments – Chicago, IL

On June 22, 2018, we acquired a $1,440,000 preferred equity investment (the “PE Investment”) in connection with the acquisition and renovation of Ashland Apartments, a 31-unit Class B multifamily complex in Chicago, Illinois (the “Property”). The real estate company for the project plans to substantially enhance the exterior appearance, add new amenities and implement a new interior upgrade package in order to push rents to market. As of June 20, 2018, the Property is 77% leased across the 31 units.

The Property is a vintage 31-unit building with brick exterior and a shared courtyard located on the border of two of Chicago’s most well-established neighborhoods:  Ravenswood and Andersonville. The apartments have high ceilings, wood floors, vintage built-ins, decorative fire places and back porches. Apartments facing Ashland Avenue feature small balconies that overlook the street. Similar to the floor plans of apartments that were designed with families in mind, these units offer separate living rooms, dining rooms and eat-in kitchens and thus are larger than the standard 1 or 2-bedroom units found in newly constructed buildings.

The real estate company plans to implement a $1,050,000 ($33,700/unit) capital expenditures budget to renovate the Property and bring rents to competitive Class A properties within the submarket where the Property is located. Exterior renovations of $125,000 ($4,000/unit) include the addition of a workout room, storage lockers, bike room, new landscaping for the courtyard and the upgrade of the common area outdoor patio. Interior renovations of $382,000 ($12,309/unit) include new washers & dryers, updated bathrooms, remodeled kitchens, stainless steel appliances and new countertops. There is also a  significant amount set aside for deferred maintenance of $448,000 ($14,448/unit) for items such as a new roof, lintels repair & replacement and electrical upgrades. The real estate company intends to renovate all units as leases expire within the first two years, refinance the current debt upon stabilization in the third year and hold the Property long-term thereafter.

The Property is located in the Uptown submarket in North Chicago. The area is currently gentrifying, and the Property is located less than a mile from the Ravenswood and Argyle Metro stops which provide access to the green, red and brown lines. Wrigley Field is located two miles away from the Property, and Foster and Montrose beaches are within 15-minutes walking distance.

In connection with the PE Investment, we partnered with an experienced San Diego-based real estate company that was founded in 1979. Since 1979, the real estate company has completed more than 2,000,000 square feet of developed space with an emphasis on the San Diego and Chicago areas. The real estate company currently manages over 306,000 square feet of commercial, mixed-use retail and industrial space along with 129 multifamily residential units built and under development. The 129 units are spread across ten different transactions, nine of which are in Chicago. The real estate company self-manages its own properties and all nine small multifamily buildings in Chicago were purchased over the past four years.